UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date August 9, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

DISCLOSEABLE TRANSACTION
PURCHASE OF TEN AIRBUS A320 SERIES AIRCRAFT

A letter from the board of the directors of China Eastern Airlines Corporation Limited (the “Company”) is set out on pages 3 to 5 of this circular.

9th August, 2007

CONTENTS

Definitions		1

Letter from the board of Directors

1.	Introduction	3

2.	Parties	4

3.	The Agreement	4

4.	Additional information	5

Appendix I	General information	I-1

-i-

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Agreement”	means the agreement entered into on 17th July, 2007 by the Company with Airbus SAS regarding the purchase of the Aircraft;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Aircraft”	means ten brand new Airbus A320 series aircraft (with engines);

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	means 7th August, 2007, being the latest practicable date for ascertaining certain information included in this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

DEFINITIONS

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“US$”	means United States dollar, the lawful currency of the United States of America.

For illustration purpose only, translation of US$ to RMB is made in this circular at the rate of US$1.00 to RMB7.57. No representation is made that any amount in RMB or US$ could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD OF DIRECTORS

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Directors:	Legal address:
Li Fenghua (Chairman, Non-executive Director)
Li Jun (Vice Chairman, Non-executive Director)
Cao Jianxiong (President, Executive Director)
Luo Chaogeng (Non-executive Director)
Luo Zhuping (Executive Director)
66 Airport Street Pudong International Airport Shanghai The People’s Republic of China

Head office:
Independent non-executive Directors: Hu Honggao Peter Lok Wu Baiwang	2550 Hongqiao Road Shanghai The People’s Republic of China
Zhou Ruijin Xie Rong	Principal place of business in Hong Kong:
5th Floor, McDonald’s Building 48 Yee Wo Street Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong

9th August, 2007

To the shareholders of the Company Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1.	Introduction

As disclosed in the Company’s announcement dated 20th July, 2007, the Company entered into the Agreement with Airbus SAS regarding the purchase of the Aircraft.

The Agreement constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

LETTER FROM THE BOARD OF DIRECTORS

2.	Parties

The Company is principally engaged in the business of civil aviation.

Airbus SAS, to the Directors’ knowledge, is principally engaged in the business of manufacturing and selling aircraft.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

3.	The Agreement

On 17th July, 2007, the Company entered into the Agreement with Airbus SAS regarding the purchase of ten brand new Airbus A320 series aircraft (with engines) in accordance with the terms and conditions thereof.

Consideration

The aircraft basic price of the Aircraft in aggregate is approximately US$613 million (RMB4.64 billion) based on the relevant price catalog in 2005. Such aircraft basic price comprises the airframe price (which is subject to price escalation by applying a formula), optional features prices and engine price.

The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company significant price concessions with regard to the Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Aircraft. Such credit memoranda were determined after arm’s length negotiations between the parties and as a result, the actual consideration for the Aircraft is lower than the aircraft basic price of the Aircraft mentioned above.

In respect of the transaction, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on separate occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the relevant consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Aircraft.

LETTER FROM THE BOARD OF DIRECTORS

The Company confirms that the extent of the price concessions granted to the Company under the Agreement is comparable with the price concessions that the Company had obtained under its agreement entered into in June 2006 with Airbus SAS regarding the purchase of certain Airbus A320 series aircraft. The Company believes that there is no material impact of the price concessions obtained under the Agreement on the Company’s operating costs taken as a whole.

Payment terms and source of funding

The consideration under the Agreement is payable by cash in United States dollars in instalments, and is, as currently contemplated, being funded principally by way of bank loans or other financial arrangements from banking institutions.

Delivery

The Aircraft are expected to be delivered to the Company in stages from March 2011 to June 2012.

Reasons for entering into the transaction and benefits expected to accrue to the Company

The Company expects that the Aircraft will be introduced to satisfy the increasing demand in the domestic short to middle range passenger air-routes. It is also believed that the transaction will enhance the Company’s market share and competitiveness in the market segment serving short to middle range passenger air-routes, thereby improving its aviation network coverage and profitability.

Financial impact

As mentioned above, the consideration is being funded principally by way of financial arrangements with banking institutions. The transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but is not expected to impact on the Company’s cash-flow position or its business operations. It is anticipated that the transaction would result in an increase in the Group’s fixed assets, with liabilities to be settled by required financial arrangements with banking or financial institutions. Save as described above, the transaction is not expected to result in any material impact on the earnings and assets and liabilities of the Group.

4.	Additional information

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board of Directors of
China Eastern Airlines Corporation Limited
Li Fenghua
Chairman

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A shares were held

Li Fenghua	Chairman,	6,600 A	-	-	6,600 A	Beneficial
	Non-Executive	shares			shares	owner
	Director	(Note 1)			(Note 1)

Li Jun	Vice-chairman,	-	-	-	0	-
Non-Executive
Director

Cao Jianxiong	President,	7,656 A	-	-	7,656 A	Beneficial
	Executive	shares			shares	owner
	Director	(Note 2)			(Note 2)

Luo Chaogeng	Non-Executive	6,600 A	-	-	6,600 A	Beneficial
	Director	shares			shares	owner
		(Note 1)			(Note 1)

Luo Zhuping	Executive	11,616 A	-	-	11,616 A	Beneficial
	Director,	shares			shares	owner
	Company	(Note 3)			(Note 3)
secretary

Hu Honggao	Independent	-	-	-	0	-
non-executive
Director

Peter Lok	Independent	-	-	-	0	-
non-executive
Director

Wu Baiwang	Independent	-	-	-	0	-
non-executive
Director

Zhou Ruijin	Independent	-	-	-	0	-
non-executive
Director

APPENDIX I	GENERAL INFORMATION

Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A shares were held

Xie Rong	Independent	-	-	-	0	-
non-executive
Director

Liu Jiangbo	Chairman of the	-	-	-	0	-
Supervisory
Committee

Xu Zhao	Supervisor	-	-	-	0	-

Wang Taoying	Supervisor	-	-	-	0	-

Yang Jie	Supervisor	6,600 A	-	-	6,600 A	Beneficial
		shares			shares	owner
		(Note 1)			(Note 1)

Liu Jiashun	Supervisor	3,960 A	-	-	3,960 A	Beneficial
		shares			shares	owner
		(Note 4)			(Note 4)

Zhang Jianzhong	Vice President	-	-	-	0	-

Li Yangmin	Vice President	3,960 A	-	-	3,960 A	Beneficial
		shares			shares	owner
		(Note 4)			(Note 4)

Fan Ru	Vice President	3,696 A	-	-	3,696 A	Beneficial
		shares			shares	owner
		(Note 5)			(Note 5)

Luo Weide	Chief Financial	3,960 A	-	-	3,960 A	Beneficial
	Officer	shares			shares	owner
		(Note 4)			(Note 4)

Note 1:	representing approximately 0.0002% of the Company’s total issued listed A shares, totalling 3,300,000,000 A shares, as at the Latest Practicable Date

Note 2:	representing approximately 0.000232% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date

Note 3:	representing approximately 0.000352% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date

Note 4:	representing approximately 0.00012% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date

Note 5:	representing approximately 0.000112% of the Company’s total issued listed A shares, totaling 3,300,000,000 A shares, as at the Latest Practicable Date

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the

APPENDIX I	GENERAL INFORMATION

SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in appendix 10 to the Listing Rules.

Each of Li Fenghua, Li Jun, Cao Jianxiong and Luo Chaogeng was as at the Latest Practicable Date a director or employee of China Eastern Air Holding Company, which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company’s senior management, had an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

			Interest As at the Latest Practicable Date
Name of shareholder	Nature of shares held	Number of shares held	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued A shares	Approximate percentage of shareholding in the Company’s total issued H shares	Short position

China Eastern Air Holding	A shares	2,904,000,000	59.67%	88%	-	-
Company

HKSCC Nominees Limited	H shares	1,535,531,799	31.55%	-	97.99%	-
(Note)

Note:
Based on the information available to the Directors (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at the Latest Practicable Date:

1.
Among the 1,535,531,799 H shares held by HKSCC Nominees Limited, Deutsche Bank Aktiengesellschaft had an interest in an aggregate of 103,503,039 H shares of the Company (representing approximately 6.61% of the Company’s then total issued H shares). Out of the 103,503,039 H shares, Deutsche Bank Aktiengesellschaft had an interest in long position comprising 96,213,039 H shares of the Company (representing approximately 6.14% of its then total issued H shares), and in short position comprising 7,290,000 H shares of the Company (representing approximately 0.47% of its then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware, Deutsche Bank Aktiengesellschaft held its interest in the Company in the manner as follows:

APPENDIX I	GENERAL INFORMATION

(a)	out of the 96,213,039 H shares held in long position,

(i)	3,826,339 H shares (representing approximately 0.24% of its then total issued H shares) was held in the capacity as beneficial owner;

(ii)	33,554,000 H shares (representing approximately 2.14% of its then total issued H shares) was held in the capacity as investment manager;

(iii)	58,832,700 H shares (representing approximately 3.75% of its then total issued H shares) was held in the capacity as having security interest in shares.

(b)	out of the 7,290,000 H shares held in short position,

(i)	512,000 H shares (representing approximately 0.03% of its then total issued H shares) was held in the capacity as beneficial owner;

(ii)	6,778,000 H shares (representing approximately 0.43% of its then total issued H shares) was held in the capacity as having security interest in shares.

2.
Among the 1,535,531,799 H shares held by HKSCC Nominees Limited, China National Aviation Holding Company had an interest in an aggregate of 157,756,000 H shares of the Company (representing approximately 10.07% of the Company’s then total issued H shares), in the capacity as beneficial owner, through its 100% controlled corporation, China National Aviation Corporation (Group) Limited.

3.
Among the 1,535,531,799 H shares held by HKSCC Nominees Limited, Citadel Equity Fund Ltd. had an interest in an aggregate of 99,646,000 H shares of the Company (representing approximately 6.36% of its then total issued H shares), in the capacity as beneficial owner, which was 100% controlled by Citadel Holdings Ltd., which in turn was 78.35% controlled by Citadel Kensington Strategies Fund Limited.

4.
Among the 1,535,531,799 H shares held by HKSCC Nominees Limited, Citadel Limited Partnership had an interest in an aggregate of 99,646,000 H shares of the Company (representing approximately 6.36% of its then total issued H shares), in the capacity as beneficial owner, which in turn was 100% controlled by Citadel Investment Group, LLC.

5.
Among the 1,535,531,799 H shares held by HKSCC Nominees Limited, Citadel Investment (Hong Kong) Limited had an interest in an aggregate of 99,646,000 H shares of the Company (representing approximately 6.36% of its then total issued H shares), in the capacity as beneficial owner, which in turn was 100% controlled by Citadel Investment Group, LLC.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX I	GENERAL INFORMATION

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its Directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant member of the Group:

Subsidiary	Name of relevant substantial shareholder	Approximate percentage of shareholding

上海科技宇航有限公司	新加坡科技宇航有限公司	49%
(Shanghai Technology Aerospace	(Singapore Technology Aerospace
Company Limited)	Limited)

東方航空 (汕頭) 經濟發展有限公司	汕頭航空用品總公司	45%
(Eastern Airlines (Shantou) Economic	(Shantou Aviation Equipment
Development Co., Ltd.)	Group Company)

上海東方飛機維俢有限公司	Aircraft Engineering Investment Ltd.	40%
(Shanghai Eastern Aircraft
Maintenance Co., Ltd.)

中國貨運航空有限公司	中國遠洋運 (集團)總公司	30%
(China Cargo Airlines Co., Ltd.)	(China Ocean Shipping (Group)
	Company)

上海東方航空物流有限公司	中國遠洋運 (集團) 總公司	30%
(Shanghai Eastern Logistics Co., Ltd.)	(China Ocean Shipping (Group)
	Company)

中國東方航空江蘇有限公司	江蘇省國信資產管理集團有限公司	23.89%
(China Eastern Airlines Jiangsu	(Jiangsu Provincial Guoxin Asset
Co., Ltd.)	Management Group Co., Ltd.)

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company’s supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX I	GENERAL INFORMATION

MISCELLANEOUS

Company’s officers

Mr. Luo Zhuping, who is a holder of a Master ’s degree in global economics, is a Director and the secretary of the Company.

Mr. Luo Weide, the Company’s Chief Financial Officer having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules. Since Mr. Luo does not possess the professional qualification normally required under Rule 3.24 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of three years commencing on 28th January, 2005. Details of the waiver are disclosed in the Company’s announcement dated 1st February, 2005.

Service contracts

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or terminable by the employer within a year without payment of any compensation (other than statutory compensation)).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates (as defined in the Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21st November, 2004, sued the Company in a U.S. court for compensation, the amount of which is yet to be determined. The Company had filed a motion to contest the claim in the U.S. court and on 10th July, 2007, the U.S. court granted a motion to dismiss the claim on the grounds of forum non conveniens and ordered each of the actions stayed. On 27th July, 2007, family members of certain victims appealed, but the U.S. court has not yet rendered judgment.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.